Exhibit 99.3
October 28, 2015
Independent Members of the Board of Directors
Scorpio Bulkers Inc. (the “Company”)
Le Millenium, 9, Boulevard Charles III
Monaco, 98000
 Monaco
Dear Sirs:
We are writing to you to express our frustration and displeasure with the slow speed and reluctant responsiveness of the Board to the several suggestions that we presented to you three months ago.  On July 28, following nearly a month of attempts to meet with you (or even just one independent director) outside the presence of management, we wrote to you to express our deep disappointment in the 80% drop in the Company’s stock price since its IPO and our strong belief that a meaningful percentage of that decline could have been avoided with better decisions by management and the Board and better corporate governance.  As a founding shareholder of the Company, and one of the Company’s largest shareholders today, this is a matter of serious concern to us.
In our July 28 letter, we presented a list of first steps the Board should take in order to reduce the discount at which the Company’s stock trades relative to its peers and improve corporate governance and decision making.  We reiterated our request to meet with the Board’s lead independent director, or all independent directors, outside of management’s presence to discuss our concerns and proposals.
It took another six weeks before we were given the opportunity to meet with Michael Steimler, the Board's lead independent director, to discuss these matters on September 15.   In our September 15 meeting, Mr. Steimler acknowledged that it might be appropriate to expand the Board, and indicated that we could expect a response to our concerns and proposals within a few weeks.  Since our meeting with Mr. Steimler, we have not received a formal comprehensive response to our proposals, and we are unhappy to have to write to you again to renew our request for a response.
In a subsequent conversation with Mr. Steimler on October 21 (which only occurred after our written request), Mr. Steimler informed us that the Board, as well as other Company shareholders, felt that an expansion of the Board had merit.  We also were informed that although no commitment to expand the Board had yet been made, the Board was interviewing search firms to identify potential new directors.
As outlined in our July 28 letter, we believe it is critically important for the Board to add new independent directors that are chosen in consultation with the Company’s largest shareholders, including Monarch.   The addition of such directors is required to meet the Company’s urgent need to instill confidence in investors that the Company is equipped to meet the challenges ahead in the dry bulk market.  The Board is replete with shipping experience, but lacks expertise in corporate governance, M&A, and financial markets transactions.

To move things forward, we are presenting to the Board two very strong candidates, Kurt Cellar and Jim Nish, to fill two new Board seats.  Each of them has agreed to be appointed to the Board immediately, and then subsequently nominated and supported by the Board for election at the Company’s 2016 annual general meeting, and each is prepared to meet with you at your earliest convenience.  Mr. Cellar has a long track record of creating tremendous value for shareholders as a director for public companies across a range of industries and has experience in serving on all board sub-committees.  Mr. Nish offers 28 years of experience in acting as the trusted advisor to middle market companies in equity and debt financing as well as M&A.  Neither candidate is affiliated with Monarch, but we would be willing to submit Monarch representatives for consideration at the request of the Board or other large shareholders. We request that you meet with Messrs. Cellar and Nish at the soonest available time and would invite you to introduce them to other large shareholders.
Kurt M. Cellar
Since January 2008, Mr. Cellar has been a consultant and board member to companies in a variety of industries as well as a private investor.  From 1999 to 2008, Mr. Cellar worked for the hedge fund Bay Harbour Management, L.C.  He was partner and portfolio manager from 2003 until his departure.  During his tenure at Bay Harbour, the fund won many investor awards including The Absolute Return “Hedge Fund of the Year” award in 2006.  Mr. Cellar is currently a director of Angiotech Pharmaceuticals Inc., Edison Mission Energy, Hawaiian Telcom Holdco Inc. (NASDAQ: HCOM), Home Buyers Warranty Corporation, Six Flags Entertainment (NYSE: SIX), and US Concrete Inc. (NASDAQ: USCR).  He currently serves as the Chairman of the Audit Committee for Six Flags Entertainment Corp., serves as a member of the Audit and Nominating and Governance committees for Hawaiian Telecom Holdco, Inc. and co-chairs the board of Angiotech Pharmaceuticals Inc.  Since joining the boards of Hawaiian Telcom, US Concrete, and Six Flags, the equity has appreciated by 34%, 471% and 685%, respectively.  From 2011 through 2014 Mr. Cellar served as a director of Horizon Lines, Inc. and chaired the Nominating and Governance committee.  In addition, he served on the transaction committee that negotiated the sale of the company to Matson Inc. (NYSE:MATX) and the Pasha Group.  From 2009 through 2010, Mr. Cellar served as a director of RCN Corporation, and from 2007 to 2010, he served as a director for The Penn Traffic Company.
James B. Nish
Mr. James B. Nish, also known as Jim, has 28 years of experience in investment banking serving clients across a variety of international industrial manufacturing markets. From 2008 to 2012, he led the Mid-Cap Corporate Investment Banking team at J.P. Morgan Chase. Prior to that, he served as the Head of the Industrial Manufacturing Group at Bear Stearns, where he worked for 22 years. His experiences centered on helping mid-sized companies accelerate their growth through mergers, acquisitions, and capital market transactions. He has been an Independent Director of Gibraltar Industries, Inc. since July 2015.  Mr. Nish is a Certified Public Accountant and is an Adjunct Professor at Baruch College and Pace University, where he teaches both Undergraduate Business School and MBA program courses.

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We hope the slow speed with which the Board has acted should not be interpreted as opposition to our constructive and reasonable proposals.  We have been patient.  Despite the lack of progress to date, we are writing to you once again in an attempt to work together to improve the deficiencies at the Company we outlined in our July 28 letter.    We hope you share our sense of urgency, and therefore request that you respond prior to November 27 to our requests that (i) Messrs. Cellar and Nish be added to the Board immediately and included on the Board’s slate for the 2016 annual general meeting and (ii) we receive a comprehensive written response to the proposals we have made.
If you have any questions before then, or would like to set up meeting with Messrs. Cellar and Nish, please do not hesitate to contact us.
Sincerely,
MONARCH ALTERNATIVE CAPITAL LP,
 On behalf of certain of its advisory clients

By:  /s/ Michael A. Weinstock
Name:  Michael A. Weinstock
Title:  Chief Executive Officer